U.S. ENERGY CORP.

**Estimated Future Reserves and Income
Attributable to Certain
Leasehold Interests
SEC Parameters**

As of December 31, 2009



James F. Latham, P.E.
TBPE License No. 49586
Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPE Firm License No. F-1580



RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE REGISTERED ENGINEERING FIRM F-1580
1100 LOUISIANA SUITE 3800 HOUSTON, TEXAS 77002-5235
FAX (713) 651-0849
TELEPHONE (713) 651-9191

February 12, 2010

U.S. Energy Corp.
877 North 8th West
Riverton, Wyoming 82501

Gentlemen:

At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of U.S. Energy Corp. (USE) as of December 31, 2009. The subject properties are located in the states of Louisiana and Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on February 8, 2010 and presented herein, was prepared for public disclosure by USE in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
U.S. Energy Corp.
As of December 31, 2009

	Proved		
	Developed		Total
	Producing	Non-Producing	Proved
Net Remaining Reserves			
Oil/Condensate – Barrels	36,884	25,692	62,576
Plant Products – Barrels	24,031	0	24,031
Gas – MMCF	908	25	933
Income Data			
Future Gross Revenue	$6,101,313	$1,476,197	$7,577,510
Deductions	1,259,530	469,645	1,729,175
Future Net Income (FNI)	$4,841,783	$1,006,552	$5,848,335
Discounted FNI @ 10%	$4,373,007	$ 619,059	$4,992,066

1200, 530 - 8TH AVENUE, S.W. CALGARY, ALBERTA T2P 3S8 TEL (403) 262-2799 FAX (403) 262-2790
621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501 TEL (303) 623-9147 FAX (303) 623-4258

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an "as sold" basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The properties evaluated by Ryder Scott in this report account for a portion of USE's total net proved reserves as of December 31, 2009. Based on information provided by USE, the third party estimates prepared by Ryder Scott address 10.4 percent of the total proved developed net liquid hydrocarbon reserves and 62.1 percent of the total proved developed net gas reserves. Based on the information provided by USE, there are no third party estimates of net proved undeveloped reserves attributable to USE as of December 31, 2009.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 56 percent and gas reserves account for the remaining 44 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows:

	Discounted Future Net Income As of December 31, 2009
Discount Rate Percent	Total Proved
5	$5,384,239
15	$4,657,094
20	$4,368,029
30	$3,894,740

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled "Petroleum Reserves Definitions" in this report. The developed non-producing reserves included herein consist of the behind pipe category.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are those estimated remaining quantities of petroleum which are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At USE's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves included herein were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered."

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

USE's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which USE owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. The reserve evaluator must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods and the volumetric method. Approximately 91 percent of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods, but in each case were compared to volumetric estimates which were considered less reliable. The applicable performance method, material balance, utilized extrapolations of historical production and pressure data available through December 2009 for those cases where such data were considered to be definitive. The data utilized in this analysis were supplied to Ryder Scott by USE or joint venture partners of USE, or were obtained from public data sources, and were considered sufficient for the purpose thereof. Approximately 9 percent of the proved producing reserves were estimated by the volumetric method. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Approximately 85 percent of the proved non-producing reserves included herein were estimated by the volumetric method. The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by USE or joint venture partners of USE, or were obtained from public data sources that were available through December 2009. The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof. The remaining 15 percent of proved non-producing reserves were estimated utilizing the material balance performance method as outlined above.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

USE has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by USE with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by USE. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those reserves that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by USE. Non-producing reserves may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of completing and/or recompleting wells, and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or reserves that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic average of the prices in effect on the first-day-of-the-month for each month within such period.

USE furnished us with the above mentioned average prices in effect on December 31, 2009. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were supplied to us by USE or joint venture partners of USE. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by USE to determine these differentials.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Avg Benchmark Prices	Avg Realized Prices
North America				
United States	Oil/Condensate	WTI Cushing	$61.18/Bbl	$60.88/Bbl
	NGLs	WTI Cushing	$61.18/Bbl	$35.71/Bbl
	Gas	Henry Hub	$3.87/MMBTU	$ 3.93/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were provided by the property operators and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs for these non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by USE. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Recompletion costs were furnished to us by USE or the property operators and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimated net cost of abandonment after salvage was included for each property. The estimates of the net abandonment costs furnished by USE were accepted without independent verification.

The proved developed non-producing reserves included in this report have been incorporated herein in accordance with USE's development plans for these reserves as of December 31, 2009. USE has informed us that the development activities included herein have been subjected to and received the internal approvals required by USE's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals, as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to USE. Additionally, USE has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs provided by USE or property operators were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to USE. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for conducting the evaluation of the reserves information discussed in this report, are included as an attachment to this letter

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by USE.

We have provided USE with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by USE and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580



James F. Latham, P.E.
TBPE License No. 49586
Senior Vice President

JFL/sm

RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE),
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)
While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1) completion intervals which are open at the time of the estimate but which have not yet started producing;
(2) wells which were shut-in for market conditions or pipeline connections; or
(3) wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.